Exhibit 99.1

Execution Version

AGREEMENT FOR PURCHASE OF ADDITIONAL PRECIOUS METALS

THIS AGREEMENT FOR PURCHASE OF ADDITIONAL PRECIOUS METALS (this “Additional Stream”) is dated as of March 28, 2025,

AMONG:

RGLD GOLD AG, a company existing under the laws of Switzerland (“Purchaser”) and

ERO GOLD CORP., a company existing under the laws of the Province of British Columbia (“Seller”) and

ERO COPPER CORP., a company existing under the laws of the Province of British Columbia (“Parent Company”)

and

NX GOLD S.A., a company existing under the laws of Brazil (“Mine Owner”).

RECITALS

A.	Purchaser and Seller are parties to the Precious Metals Purchase Agreement dated June 29, 2021 (such agreement, the “Base Stream”) for purchase and sale of a gold stream referenced to production from the Mine.

B.	The Parties now desire to enter into this Additional Stream for purchase and sale of an additional gold stream referenced to production from the Mine, which purchase and sale shall, for convenience of the Parties, be on the same terms set forth in the Base Stream, save only those terms set out herein.

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties hereto, the Parties mutually agree as follows:

1.	Additional Stream

1.1	Additional Advance. Purchaser shall pay to Seller an advance in cash against the Gold Purchase Price in the amount of U.S. dollars 50,000,000 (the “Additional Advance”), by wire transfer of immediately available funds to an account designated by Seller.

1.2	Use of Additional Advance. Seller may use the Additional Advance in such manner as it sees fit and shall not be obliged to return any uncredited portion of the Additional Advance to Purchaser at the end of the Term. For greater certainty, no interest shall accrue or be payable in respect of the Additional Advance.

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1.3	Purchase and Sale of Additional Gold.

(a)	Under this Additional Stream:

(i)	“Additional Payable Gold” means a number of ounces of Refined Gold that is equal to Reference Gold multiplied by the Additional Gold Entitlement Percentage.

(ii)	“Additional Gold Delivery Threshold” means 40,200 ounces of gold.

(iii)	“Additional Gold Reduction Date” means the date on which the number of ounces of Refined Gold delivered under this Additional Stream is equal to the Additional Gold Delivery Threshold.

(iv)	“Additional Gold Entitlement Percentage” means (i) until 93,000 ounces of Refined Gold have been delivered to Purchaser under the Base Stream, nil; (ii) thereafter, and until the Additional Gold Reduction Date, 15%; and (iii) thereafter, nil.

(b)	Seller shall sell to Purchaser and Purchaser shall purchase from Seller under this Additional Stream an amount of Refined Gold equal to Additional Payable Gold, free and clear of all Encumbrances. For greater certainty, Additional Payable Gold sold and delivered under this Additional Stream shall not be reduced for, and Purchaser shall not be responsible for, any Offtaker Charges, all of which shall be for the account of Seller.

(c)	Refined Gold sold and purchased under this Additional Stream shall be in addition to Refined Gold sold and purchased under the Base Stream.

(d)	For greater certainty and without duplication, the Delivery Payment for each ounce of Refined Gold delivered under this Additional Stream shall be 40% of the Gold Spot Price immediately prior to the applicable Time of Delivery, subject to adjustment under Section 9.2(a)(ii) of the Base Stream.

2.	Integration with Base Stream

For convenience, the Parties hereby agree as follows:

(a)	Integration. This Additional Stream and the Base Stream shall be fully integrated with one another for all purposes.

(b)	Defined Terms. In this Additional Stream, all capitalized terms used but not defined have the meanings given in the Base Stream.

(c)	Agreement. All references to the “Agreement” in the Base Stream shall mean the Base Stream together with this Additional Stream.

(d)	Schedules. All references to Schedule A in the Agreement shall mean Schedule A to this Additional Stream.

(e)	Advance Amount Reduction Date. All references to the “Advance Amount Reduction Date” in the Agreement shall mean the first date at which the amount of the Advance together with the Additional Advance is nil or is reduced to nil in accordance with the formula set out in Section 2.4 of the Base Stream.

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(f)	Second Delivery Threshold; Second Reduction Date.

(i)	References to the “Second Delivery Threshold” in Section 6.3(g)(ii) of the Agreement shall mean 160,000 ounces of gold.

(ii)	References to the “Second Reduction Date” in Sections 6.3, 6.5, 6.8, 7.2, 9.1, and

9.2 of the Agreement shall mean the Additional Gold Reduction Date.

(g)	Payable Gold. All references to “Payable Gold” in the Agreement shall mean Payable Gold determined under the Base Stream together with Additional Payable Gold determined under this Additional Stream.

(h)	Mining Properties. All references to “Mining Properties” in the Agreement shall mean any right, title or interest owned or held by a Seller Group Entity in:

(i)	the real property, mining rights, tenements, concessions, exploration permits, applications and other similar interests listed in Schedule A, Part 1 of this Additional Stream:

(A)	whether by direct ownership, lease, joint venture or otherwise, including under any contractual arrangement for mining or processing of Minerals therefrom (including any whole ore sale, toll processing or similar arrangement);

(B)	whether acquired or created privately or through the actions of any Governmental Authority, any right, title or interest in any real property, mining right, tenement, concession, exploration permit, application or other similar interest held, acquired or obtained by a Seller Group Entity in, to, under or over all or any portion of the areas covered by any of the foregoing; and

(C)	any extension, renewal, replacement, conversion or substitution of any of the foregoing whether in, to, under or over all or any portion of the area covered by any the foregoing,

whether any of the foregoing is acquired or held before, on, or after the Agreement Date, but only as to such portion (or the entire) as is located within the external boundaries of the interests listed in Schedule A, Part 1 of this Additional Stream, and including all plants, buildings, structures, improvements, appurtenances and fixtures located thereon or thereunder; and

(ii)	any right, title or interest owned or held by a Seller Group Entity in any AOI Property (or portion thereof); provided that any Transfer of any right, title or interest in a Mining Property under this clause (B) shall be subject to Section 6.5 of the Base Stream.

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(i)	AOI Property. All references to “AOI Property” in the Agreement shall mean any right, title or interest in any real property, mining right, tenement, concession, exploration permit, application or other similar interest located within the geographic area shown in Schedule A, Part 2 of this Additional Stream, in each case:

(i)	whether by direct ownership, lease, joint venture or otherwise, including under any contractual arrangement for mining or processing of Minerals therefrom (including any whole ore sale, toll processing or similar arrangement);

(ii)	whether acquired or created privately or through the actions of any Governmental Authority, any right, title or interest in any real property, mining right, tenement, concession, exploration permit, application or other similar interest held, acquired or obtained by a Seller Group Entity in, to, under or over all or any portion of the areas covered by any of the foregoing; and

(iii)	any extension, renewal, replacement, conversion or substitution of any of the foregoing whether in, to, under or over all or any portion of the area covered by any the foregoing,

but only as to such portion (or the entire) as is located within the geographic area shown in Schedule A, Part 2, and including all plants, buildings, structures, improvements, appurtenances and fixtures located thereon or thereunder.

3.	Representations and Warranties of Parent Company and the Seller PMPA Entities

3.1	Each of Parent Company and the Seller PMPA Entities, acknowledging that Purchaser is entering into this Additional Stream in reliance thereon, hereby jointly and severally make the representations and warranties to Purchaser set forth in Schedule B to this Additional Stream as of the Additional Stream Effective Date.

3.2	The representations and warranties of Parent Company and the Seller PMPA Entities in this Additional Stream shall survive the execution and delivery of this Additional Stream.

4.	Effectiveness of this Additional Stream

The effectiveness of this Additional Stream shall be expressly conditioned on the satisfaction or waiver by Purchaser of each of the following conditions (the date upon which all such conditions are satisfied, the “Additional Stream Effective Date”):

4.1	Credit Agreement and Credit Agreement ICA Amendments. Seller shall have delivered to Purchaser a duly executed copy of (i) an amending agreement to the Credit Agreement by the Lender Security Parties (as defined in the Credit Agreement ICA), which agreement shall, among other things, provide for an amendment to the definition of NX Gold Mine (as defined under the Credit Agreement) to include the AOI Property (the “Credit Agreement Amendment”); and (ii) an amending agreement to the Credit Agreement ICA, in form an substance satisfactory to Royal Gold. All references to the “Credit Agreement” in the Agreement shall mean the second amended and restated credit agreement dated December 13, 2022, as amended on November 2, 2023, on December 13, 2024 and March 28, 2025, among Parent Company, as borrower, Bank of Montreal, as administrative agent and Bank of Montreal, Canadian Imperial Bank of Commerce, The Bank of Nova Scotia, National Bank of Canada (and such other lenders from time to time), as lenders, as amended. All references to the “Credit Agreement ICA” in the Agreement shall mean the intercreditor agreement dated June 29, 2021, as amended on April 27, 2023 and on March 28, 2025, inter alios, Purchaser, Seller and Bank of Montreal, as administrative agent for and on behalf of the Lenders (as defined in the Credit Agreement) under the Credit Agreement.

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4.2	Seller Deliverables. Seller shall deliver to Purchaser duly executed counterparts of the following documents:

(a)	Amendment to the Mine Owner Guarantee (the “Amendment to Mine Owner Guarantee”), in a form acceptable to Purchaser;

(b)	Amendment to the share pledge agreement dated July 19, 2021 by and among Purchaser, Seller and Mine Owner (the “Amendment to Share Pledge Agreement”) and any registrations related thereto, in a form acceptable to Purchaser; and

(c)	An Acknowledgment and Confirmation Agreement executed by each of Seller and Parent Company, in a form acceptable to Purchaser.

4.3	Security Registrations.

(a)	Parent Company shall cause each Seller PMPA Entity, as applicable, to:

(i)	no later than one (1) Banking Day following the date of the Amendment to Share Pledge Agreement, notify Itaú Corretora de Valores S.A., to issue a statement confirming that the Amendment to Share Pledge Agreement was received and will be archived in the books and records held with Itaú Corretora de Valores S.A. (“Pledge Annotation”);

(ii)	no later than fifteen (15) days following the date of the Amendment to Share Pledge Agreement, deliver to the Purchaser evidence, in a form acceptable to Purchaser, acting reasonably, a statement issued by Itaú Corretora de Valores S.A. that the Pledge Annotation was duly performed;

(iii)	no later than five (5) Banking Days following the date of the Amendment to Share Pledge Agreement, deliver to the Purchaser evidence that such amendment has been duly filed for registration with the competent Registry of Deeds and Documents of the city of São Paulo, State of São Paulo (the “RTD”);

(iv)	no later than twenty (20) Banking Days following the date the Amendment to Share Pledge Agreement is duly filed for registration with the RTD, deliver to the Purchaser a duly registered original counterpart (which may be in electronic format) of such amendment with the RTD

(v)	within five (5) Banking Days following the date of the Amendment to Mine Owner Guarantee, submit the Amendment to Mine Owner Guarantee for registration with the RTD;

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(vi)	within twenty (20) Banking Days following the date of the Amendment to Mine Owner Guarantee, deliver to the Purchaser an original counterpart of the Amendment to Mine Owner Guarantee, duly registered before the RTD; and

(vii)	take any further action pursuant to Applicable Law required, now or in the future, for the creation, perfection and/or maintenance of the pledge over the shares owned by the Seller in the Mine Owner, as amended, and of the Mine Owner Guarantee, as amended.

(b)	Should the RTD make any requirement that may adversely affect the Purchaser and/or the registration of the Amendment to Share Pledge Agreement and/or the Amendment Guarantee, the relevant Seller PMPA Entity shall send to the Purchaser a copy of the document containing such requirement within twenty four (24) hours as of the date of its receipt, and the relevant Seller PMPA Entity shall provide the RTD with all information and/or documents, including, without limitation, those sent to the Seller by the Purchaser in order to address the requirement, so that the Amendment to Share Pledge Agreement or the Amendment to Mine Owner Guarantee, as applicable, is duly registered and the obligations thereunder are preserved.

(c)	If the conditions set forth in Sections 4.3(a)(i)-(ii) have not been satisfied by May 31, 2025 Purchaser may direct the Seller PMPA Entities to take such steps by written notice, and if so directed the Seller PMPA Entities shall take such steps, as are necessary to direct Itaú Corretora de Valores S.A. to return the share register of the Mine Owner to the possession of the Mine Owner, to annotate the pledge over the shares of Mine Owner in favor of Purchaser thereon, and to provide evidence of the same to the Purchaser not later than September 30, 2025.

For the purposes of this Section, “Banking Day” means any day other than a Saturday or Sunday or a day that is a statutory or bank holiday under the laws of Brazil and/or the City of São Paulo.

4.4	Negative Covenant. Until such time as the security registrations required under Section 4.3 of this Additional Stream are completed, Seller and Mine Owner shall not incur any new Indebtedness of any kind (whether secured or unsecured) other than Capital Lease Obligations and Indebtedness secured by Purchase Money Encumbrances, and Parent Company shall not incur any new Indebtedness secured in whole or in part by the Ringfenced Collateral; it being understood that the foregoing shall not restrict a draw under the Credit Agreement or any increase or replacement of Parent Company’s existing copper prepayment arrangement.

5.	Miscellaneous

5.1	Each Party shall execute all such further instruments and documents and do all such further actions as may be necessary to effectuate the documents and transactions contemplated in this Additional Stream, in each case at the cost and expense of the Party requesting such further instrument, document or action, unless expressly indicated otherwise.

5.2	Subject only to integration with the terms of this Additional Stream, the Base Agreement shall continue in full force and effect.

5.3	This Additional Stream shall be governed by and construed under the laws of the Province of British Columbia and the federal laws of Canada applicable therein (without regard to its laws relating to any conflicts of laws). The courts of the Province of British Columbia shall have non-exclusive jurisdiction to settle any dispute arising out of or in connection with this Additional Stream. The United Nations Vienna Convention on Contracts for the International Sale of Goods shall not apply to this Additional Stream

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5.4	This Additional Stream may be executed in one or more counterparts, and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Additional Stream by telecopy or electronic scan shall be effective as delivery of a manually executed counterpart of this Additional Stream.

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IN WITNESS WHEREOF the undersigned have caused this Additional Stream to be executed as of the date first written above by their respective officers thereunto duly authorized.

RGLD GOLD AG

(signed) – “signed”

Name: [Redacted – personal information]

Title:

ERO GOLD CORP.

____________________________________

Name:

Title:

ERO COPPER CORP.

____________________________________

Name:

Title:

NX GOLD S.A.

____________________________________

Name:

Title:

____________________________________

Name:

Title:

[REDACTED COPY]

IN WITNESS WHEREOF the undersigned have caused this Additional Stream to be executed as of the date first written above by their respective officers thereunto duly authorized.

RGLD GOLD AG

____________________________________

Name: [Redacted – personal information]

Title:

ERO GOLD CORP.

____________________________________

(signed) – “signed”

Name: [Redacted – personal information]

Title:

ERO COPPER CORP.

_____________________________________

(signed) – “signed”

Name: [Redacted – personal information]

Title:

NX GOLD S.A.

(signed) – “signed”

Name: [Redacted – personal information]

Title:

(signed) – “signed”

Name: [Redacted – personal information]

Title:

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SCHEDULE A

Mining Properties

Part 1

Tenement ID	Owner	Area (ha)	ANM Classification / Type	Expiry Date (status)
866577/2022	NX Gold S.A.	8,644.12	Exploration Permit	March 2026
866576/2022	NX Gold S.A.	1,158.30	Exploration Permit	March 2026
866191/2022	NX Gold S.A.	9,666.14	Exploration Permit	December 2025
867666/2021	NX Gold S.A.	4,571.79	Exploration Permit	March 2026
867091/2021	NX Gold S.A.	7,718.85	Exploration Permit	May 2025 (Renewal of Exploration Permit pending review and approval of mining authority. The preliminary exploration report was submitted on February 28, 2025)
867090/2021	NX Gold S.A.	2,827.98	Exploration Permit	November 2027
867089/2021	NX Gold S.A.	9,918.57	Exploration Permit	November 2027
867087/2021	NX Gold S.A.	8,229.12	Exploration Permit	February 2028
867086/2021	NX Gold S.A.	9,669.87	Exploration Permit	February 2028
867085/2021	NX Gold S.A.	7,991.81	Exploration Permit	February 2028
867084/2021	NX Gold S.A.	7,138.69	Exploration Permit	November 2027
867083/2021	NX Gold S.A.	9,337.68	Exploration Permit	October 2027
867082/2021	NX Gold S.A.	8,795.77	Exploration Permit	November 2027
866104/2021	NX Gold S.A.	1,296.46	Exploration Permit	October 2024 (Renewal of Exploration Permit pending review and approval of mining authority. The preliminary exploration report was submitted on July 23, 2024)
866081/2021	NX Gold S.A.	9,693.21	Exploration Permit	May 2025
866208/2018	NX Gold S.A.	394.17	Exploration Permit	July 2026
866207/2018	NX Gold S.A.	84.73	Exploration Permit	July 2026
866685/2014	NX Gold S.A.	9,325.20	Exploration Permit	August 2025 (Renewal of Exploration Permit pending review and approval of mining authority. The preliminary exploration report was submitted on April, 2024)
866015/2014	NX Gold S.A.	7,098.54	Exploration Permit	July 2027
866013/2014	NX Gold S.A.	9,550.88	Exploration Permit	July 2027
866320/2017	NX Gold S.A.	43.99	Right to Request Mining Permit	June 2025 (A mining plan will be submitted to the mining authority by June 2025. Once reviewed and approved, the Mine Owner will have the right to submit a Mining Permit Application)

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Tenement ID	Owner	Area (ha)	ANM Classification / Type	Expiry Date (status)
866120/2013	NX Gold S.A.	17.87	Mining Permit Application	January 2024 (A mining request has been submitted and pending approval by mining authority)
866676/2006	NX Gold S.A.	399.00	Mining Permit Application	August 2016 (A mining request has been submitted and pending approval by mining authority)
866269/1990	NX Gold S.A.	613.72	Mining Concession	-

[Redacted - commercially sensitive information relating to mining properties]

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Part 2

[Redacted - commercially sensitive information relating to mining properties]

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SCHEDULE B

Representations and Warranties of Seller PMPA Entities and Parent Company

(a)	Each of Parent Company and Seller is a company duly incorporated and validly existing under the laws of British Columbia and is up to date in respect of all filings required by law. Mine Owner is a company duly incorporated and validly existing under the laws of Brazil and is up to date in respect of all filings required by Applicable Law.

(b)	All requisite corporate acts and proceedings have been done and taken by each of Seller, Parent Company and Mine Owner, including obtaining all requisite board of directors’ and other requisite corporate approvals, with respect to the entering into of this Additional Stream and each of the Transaction Agreements to which it is a party and performing each of their obligations hereunder and thereunder.

(c)	Each of Seller, Parent Company and Mine Owner has the requisite corporate power, capacity and authority to enter into this Additional Stream and each of the Transaction Agreements to which it is a party, and to perform each of their obligations hereunder and thereunder.

(d)	This Additional Stream and the Transaction Agreements, and the exercise of each of Seller, Parent Company and Mine Owner’s rights and performance of their obligations hereunder and thereunder, do not and will not:

i.	conflict with the constating or constitutive documents of Seller, Parent Company or Mine Owner;

ii.	conflict with or violate any Applicable Law; or

iii.	conflict with or result in a default under any agreement, contract, mortgage, bond or other instrument to which Seller, Parent Company or Mine Owner is a party or which is binding on or affecting the Mine Assets or the Ringfenced Collateral except as would not reasonably be expected to have an Adverse Impact.

(e)	Other than board of directors’ approvals of the Seller and Parent Company and Mine Owner and receipt by Purchaser of the Credit Agreement Amendment pursuant to Section

4.1 of this Additional Stream, no Approvals are required to be obtained by Seller, Parent Company or Mine Owner in connection with the execution and delivery or the performance by Seller, Parent Company or Mine Owner of this Additional Stream, the Transaction Agreements or the transactions contemplated hereby or thereby.

(f)	This Additional Stream and each of the Transaction Agreements (to the extent executed as of such date) has been duly and validly executed and delivered by each of Seller, Parent Company and Mine Owner, as applicable, and each such agreement constitutes a legal, valid and binding obligation of Seller, Parent Company and Mine Owner, as applicable, enforceable against it in accordance with its terms.

(g)	Since December 12, 2016, neither of Parent Company nor Mine Owner has, and since incorporation, the Seller has not, suffered an Insolvency Event or Lender Event or is aware of any circumstance which, with notice or the passage of time, or both, would give rise to the foregoing.

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(h)	The corporate structure and organization chart set forth on Schedule D to the Agreement accurately reflects, as of the Additional Stream Effective Date, (i) the direct and indirect equity ownership interest of Parent Company in the Seller PMPA Entities, (ii) the Seller’s direct interest in the Mine Owner, and (iii) other than the Mine Owner being a subsidiary of the Seller, that neither the Seller nor the Mine Owner has any subsidiaries; and all such ownership under (i) through (iii) is free and clear of Encumbrances other than Permitted Encumbrances or any Encumbrance on the Ringfenced Collateral created pursuant to Section 6.8.

(i)	As at the Additional Stream Effective Date:

i.	the Mining Properties set forth on Schedule A, Part 1 of this Additional Stream, constitute all of the mining rights, concessions, exploration licences, applications for exploration licences and other mineral interests of the Seller Group Entities in the Mine, and all such mineral interests are valid and in full force and effect and Mine Owner has complied in all material respects with its obligations in respect thereof under Applicable Law;

ii.	the map set forth on Schedule A, Part 2 to this Additional Stream depicts the location of the mining rights, tenements, concessions, exploration permits, applications comprising the Mining Properties as at the Additional Stream Effective Date; and

iii.	all of the M&I Resources and Inferred Resources for the Mine are located on the Mining Properties set forth on Schedule A, Part 1 of this Additional Stream.

(j)	Except as disclosed in the Disclosure Letter delivered to Purchaser as of the Agreement Date under the Base Stream, the Mine Owner is the registered or recorded owner of the 100% undivided legal and beneficial right, title and interest in and to the Mining Properties set forth on Schedule A, Part 1 of this Additional Stream, with good and marketable title thereto free and clear of all Encumbrances other than the Permitted Encumbrances or any Encumbrance on the Ringfenced Collateral created pursuant to Section 6.8. To the knowledge of Seller and except as disclosed to the Purchaser in the Disclosure Letter, as of the Additional Stream Effective Date, the Mine Owner’s right, title and interest in and to the Mining Properties set forth on Schedule A, Part 1 of this Additional Stream, is not subject to claims of native or indigenous title or other adverse claims (including any expropriation proceeding), whether asserted or pending or threatened, and none of the Seller Group Entities has received notice of any such actual or potential claim.

(k)	The Mine Owner is the owner of all right, title and interest in and to all Mine Assets constituting personal property, with good and marketable title thereto free and clear of all Encumbrances other than the Permitted Encumbrances or any Encumbrance on the Ringfenced Collateral created pursuant to Section 6.8.

(l)	The Mine Owner has sufficient surface access rights to all the real property comprised by mining concession #866269/1990, except as would not have an Adverse Impact.

(m)	All Mine Assets are owned by the Mine Owner. The Mine Owner owns no assets other than the Mine Assets, Permitted Investments, cash and cash equivalents, bank accounts and tax credits. The Seller PMPA Entities do not carry on any material business other than in connection with the Mine. Seller owns no assets other than its equity interests in the Mine Owner and its rights under any Intercompany Agreement or with respect to any Intercompany Indebtedness. Parent Company owns no Ringfenced Collateral other than its direct or indirect equity interests in the Seller PMPA Entities and its rights under any Intercompany Agreement or with respect to any Intercompany Indebtedness with the Seller PMPA Entities. No Seller PMPA Entity owes any obligation under any Intercompany Agreement or with respect to any Intercompany Indebtedness to any Seller Group Entity other than another Seller PMPA Entity or Parent Company.

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(n)	No Seller Group Entity, other than Parent Company and the Seller PMPA Entities, has granted, permitted or suffered to exist any Encumbrance (other than Permitted Encumbrances or any Encumbrance on the Ringfenced Collateral created pursuant to Section 6.8) on the Ringfenced Collateral or owns, possesses, holds, controls or has any direct or indirect interest on or in the Ringfenced Collateral.

(o)	Other than (1) pursuant to the gold doré purchase and sale agreement among the Mine Owner, COIMPA Industrial Ltda. and UMICORE Brasil Ltda. dated February 12, 2020, as amended, a complete copy of which has been provided to the Purchaser, (2) pursuant to the Credit Agreement and (3) the rights of the owner of the Mining Property [Redacted - commercially sensitive information relating to mining properties] as set forth on Schedule A, Part 2, no person (i) has any agreement, option, right of first refusal or right, title or interest or right capable of becoming an agreement, option, right of first refusal or right, title or interest, in or to the Mining Properties set forth in Schedule A, Part 1 of this Additional Stream or Minerals or (ii) holds any mineral interests that conflict with Mine Owner’s rights in and to the Mining Properties set forth in Schedule A, Part 1 of this Additional Stream. Other than in respect of the Permitted Encumbrances or any Encumbrance on the Ringfenced Collateral created pursuant to Section 6.8, no person is entitled to or has been granted any royalty or other payment in the nature of rent or royalty on any Minerals.

(p)	All Taxes, fees, assessments, rents or other amounts and, to the knowledge of Mine Owner, all exploration and mining works, as applicable, required to keep the Mining Properties set forth on Schedule A, Part 1 of this Additional Stream, in good standing have been taken (or paid), except to the extent that the failure to do so could not be expected to result in an Adverse Impact.

(q)	Except as disclosed to the Purchaser in the Disclosure Letter delivered on the Agreement Date, there are no outstanding, pending or, to the knowledge of Seller, threatened, actions, suits, proceedings, investigations or claims affecting, or pertaining in any respect to, the Seller PMPA Entities, Parent Company or the Mine Assets (including by any indigenous groups or peoples) that would individually or collectively have an Adverse Impact.

(r)	None of the Seller PMPA Entities, Parent Company, nor the Mine Assets is subject to any outstanding judgment, order, writ, injunction or decree that limits or restricts in any material respect or may limit or restrict Seller, Parent Company or Mine Owner in any material respect from performing, fulfilling and satisfying their respective covenants and obligations under this Additional Stream or the Transaction Agreements or would otherwise have an Adverse Impact.

(s)	Each Seller Group Entity that is a party to a Transaction Agreement is not in breach of or default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a breach of or default under, any such Transaction Agreement.

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(t)	All Approvals necessary for the operation of the Mine as currently operated have been obtained and received by Mine Owner and continue to be in place without challenge or appeal. None of the Seller, Parent Company or Mine Owner has received any notice from any Governmental Authority that any Approvals being sought as at the Additional Stream Effective Date in respect of the Mining Properties set forth on Schedule A, Part 1 of this Additional Stream will not be granted or obtained in a timely manner.

(u)	Each Seller PMPA Entity and Parent Company has complied with its obligations under Applicable Laws, including Environmental Laws (including Applicable Laws relating to site rehabilitation and water), tailings dams requirements under Applicable Laws, Applicable Laws with respect to labour, health and safety, any Applicable Laws prohibiting child labor, human trafficking, forced labor, and slavery, any Applicable Laws respecting human rights (including the rights of children), and any Applicable Laws respecting payments to government officials, conflict minerals, and official and commercial corruption, except for non-compliance that does not or would not reasonably be expected to have an Adverse Impact.

(v)	Conditions on and relating to the Mine, and all operations conducted thereon by (i) the Mine Owner, since December 12, 2016, were and are in compliance with Applicable Laws (including without limitation applicable Environmental Laws) except for any non-compliance that does not or would not reasonably be expected to have an Adverse Impact, (ii) the Mine Owner, prior to December 12, 2016, were in compliance with applicable Environmental Laws; and (iii) to the knowledge of Seller, any other person, were in compliance in all respects with Applicable Laws (including applicable Environmental Laws), except for non-compliance that does not and would not reasonably be expected to have an Adverse Impact.

(w)	Purchaser has been provided true and complete copies of all Material Contracts (and all amendments thereto) and the Credit Agreement as at the Additional Stream Effective Date. There are no current or pending negotiations with respect to the renewal, termination or amendment of any such Material Contracts. All such Material Contracts and the Credit Agreement are in full force and effect and each Seller Group Entity that is a party to such Material Contracts or the Credit Agreement is entitled to all rights and benefits thereunder and has not waived any such rights. Each Seller Group Entity that is a party to such Material Contracts or the Credit Agreement is not in breach of or default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a breach of or default under, any such Material Contracts or the Credit Agreement.

(x)	Operations at the Mine and the Mine Assets have not been abandoned. None of the Seller Group Entities has declared nor, to the knowledge of Seller, has any other Person declared under a Material Contract a Force Majeure Event.

(y)	No Seller PMPA Entity nor Parent Company has received any notice of (i) any Expropriation Event and, to the knowledge of Seller, there is no Expropriation Event pending or threatened, nor (ii) any circumstances, discussions, negotiations which could reasonably be expected to result in an Expropriation Event.

(z)	Each of Seller, Parent Company and Mine Owner enters into and performs this Additional Stream and the Transaction Agreements to which it is a party on its own account and not as trustee or a nominee of any other person.

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(aa)	Since the Agreement Date, the business, properties, assets, liabilities (contingent or otherwise), condition (financial or otherwise), capitalization, operation or results of operations of the Seller PMPA Entities or the Parent Company have not been affected by any change, effect, event or occurrence (whether or not insured against) which could reasonably be expected to result in an Adverse Impact.

(bb)	There are no Encumbrances (other than Permitted Encumbrances) on the Mine Assets or Ringfenced Collateral for unpaid Taxes of the Parent Company or any Seller PMPA Entity. Other than with respect to Taxes being contested in good faith by appropriate proceedings and for which such Seller PMPA Entity or Parent Company has set aside on its books adequate reserves, each Seller PMPA Entity and Parent Company has filed or caused to be filed on a timely basis all Tax returns that were required to be filed by or with respect to it pursuant to Applicable Law, it has not requested an extension of time within which to file any Tax return other than routine extensions available under Applicable Laws, all Tax returns filed by it or with respect to it are complete and correct and comply with Applicable Law, it has paid, or made provisions for the payment of, all Taxes that were due for all periods covered by any Tax return and as required by Applicable Law, and it has withheld or collected and paid to the proper Governmental Authority all Taxes required to be withheld, collected or paid by it, except in each case where the failure to comply with any of the foregoing does not or would not reasonably be expected to result in an Adverse Impact. To the knowledge of the Seller, no claim in respect of Taxes has been made against any Seller PMPA Entity by any Governmental Authority in a jurisdiction where such Seller PMPA Entity does not file Tax returns that it is subject to Tax by that jurisdiction, no Tax return filed by any Seller PMPA Entity is, to the knowledge of Seller, the subject of an audit by any Governmental Authority, and no proceedings are pending before any Governmental Authority with respect to Taxes, which in each case have or could reasonably be expected to result in an Adverse Impact.

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